SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 50)

V.F. Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

918204108

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 918204108	Page 1 of 3 Pages

1)	Names of Reporting Persons Ursula F. Fairbairn
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5) Sole Voting Power 56,550+ +Includes currently exercisable options for 41,000 shares.
6) Shared Voting Power 21,654,103* *Ms. Fairbairn is co-trustee with PNC Bank, National Association and M. Rust Sharp with respect to these shares.
7) Sole Dispositive Power 56,550+ +Includes currently exercisable options for 41,000 shares.
8) Shared Dispositive Power 21,654,103* *Ms. Fairbairn is co-trustee with PNC Bank, National Association and M. Rust Sharp with respect to these shares.

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 21,710,653
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions	☐
11)	Percent of Class Represented by Amount in Row (9) 19.72
12)	Type of Reporting Person (See Instructions) IN

Page 2 of 3 Pages

ITEM 4 - OWNERSHIP:

The following information is as of December 31, 2008:

(a)	Amount Beneficially Owned: 21,710,653 shares

(b)	Percent of Class: 19.72

(c)	Number of shares to which such person has:

	(i)	sole power to vote or to direct the vote 56,550+

	(ii)	shared power to vote or to direct the vote 21,654,103*

	(iii)	sole power to dispose or to direct the disposition of 56,550+

	(iv)	shared power to dispose or to direct the disposition of 21,654,103*

+Includes currently exercisable options for 41,000 shares. *Ms. Fairbairn is co-trustee with PNC Bank, National Association and M. Rust Sharp with respect to these shares.

Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2009

Date

By:	/s/ Ursula F. Fairbairn
Signature - Ursula F. Fairbairn